

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

Jyoti Deshpande
Group Chief Executive Officer
Eros International PLC
550 County Avenue
Secaucus, New Jersey 07094

> **Re:** **Eros International PLC**
> **Registration Statement on Form F-3**
> **Filed August 4, 2017**
> **File No. 333-219708**
>
> **Annual Report on Form 20-F**
> **Filed July 31, 2017**
> **File No. 001-36176**

Dear Ms. Deshpande:

We have reviewed your filings. With respect to the Form F-3, we have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 26 of the Form 20-F for the year ended March 31, 2017, which has been incorporated by reference into the Form F-3. Specifically, you state that the impact of the discussed indirect transfer provisions would need to be separately evaluated under the tax treaty scenario of the country of which the shareholder is a tax resident. Please revise to disclose the information required by Item 10.E. of Form F-3 and Item 10.E. of Form 20-F with respect to Indian tax consequences to which U.S. holders may be subject, or advise.

Form F-3

Exhibit 5

2. We note the disclosure on page 14 of your registration statement and Section 12.08 of Exhibit 4.5 that the indenture will be governed by New York law. We also note that counsel has limited its opinion to Isle of Man law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreement pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the indenture and debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure